129

Follow-Up Materials

06014784

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Funai Electric Co, Ltd

*CURRENT ADDRESS

PROCESSED

JUL 03 2006

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5078 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/3/06

RECEIVED
2006 JUN 29 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-5078

AR/S
3-31-06

(Excerpt translation)

THE 54TH
REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2006

(from April 1, 2005 to March 31, 2006)

FUNAI ELECTRIC CO., LTD.

BRIEF SETTLEMENT OF ACCOUNTS FOR THE FISCAL YEAR ENDED MARCH 31, 2006

May 11, 2006
Corporate Resolution

1. Summary of Operating Results (Consolidated)

(Million yen)

	Fiscal Year 2005 (From April 1, 2005 to March 31, 2006)		Fiscal Year 2004 (From April 1, 2004 to March 31, 2005)		Rate of increase or decrease
	Amount	%	Amount	%	
		%		%	%
Net Sales	360,885	100.0	383,034	100.0	△ 5.8
Operating Income	23,305	6.5	33,348	8.7	△ 30.1
Ordinary Income	27,461	7.6	36,616	9.6	△ 25.0
Net Income After Tax	21,596	6.0	25,722	6.7	△ 16.0
Net Income Per Share	¥620.02		¥719.61		

Note: The Company has 12 consolidated subsidiaries and 2 equity-method affiliated companies.

2. Summary of Operating Results (Non-Consolidated)

(Million yen)

	Fiscal Year 2005 (From April 1, 2005 to March 31, 2006)		Fiscal Year 2004 (From April 1, 2004 to March 31, 2005)		Rate of increase or decrease
	Amount	%	Amount	%	
		%		%	%
Net Sales	313,194	100.0	353,592	100.0	△ 11.4
Operating Income	14,384	4.6	18,989	5.4	△ 24.3
Ordinary Income	17,177	5.5	20,847	5.9	△ 17.6
Net Income After Tax	11,161	3.6	12,004	3.4	△ 7.0
Net Income Per Share	¥320.45		¥335.17		

Member, Financial Accounting Standards Foundation

Financial Report for the 12-Month Period ended March 31, 2006 (Consolidated)

May 11, 2006

Listed company name: Funai Electric Co., Ltd. Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Sections

(URL http://www.funai.jp/)

Inquiries: Representative's position and name President Tetsuro Funai
Administrator's position and name Executive Manager, Accounting Department Katsumi Furukawa TEL: (072) 870-4304

Date of the Board of Directors Meeting to approve the full year operating results report: May 11, 2006
Has the Company adopted U.S. accounting standards? No

1. Summary of Consolidated Results for the Fiscal Year Ended March 2006 (April 1, 2005 – March 31, 2006)

(1) Operating Results (Consolidated) (Figures are rounded down to the nearest million yen)

	Net Sales		Operating Income		Ordinary Income	
	Million yen	%	Million yen	%	Million yen	%
Fiscal Year 2005	360,885	Δ 5.8	23,305	Δ 30.1	27,461	Δ 25.0
Fiscal Year 2004	383,034	12.0	33,348	Δ 8.7	36,616	5.6

	Net Income		Net Income Per Share	Net Income Per Share on a Fully Diluted Basis	Net Income to Shareholder's Equity	Ordinary Income to Total Assets	Ordinary Income to Net Sales
	Million yen	%	Yen	Yen	%	%	%
Fiscal Year 2005	21,596	Δ16.0	620.02	619.08	11.6	10.1	7.6
Fiscal Year 2004	25,722	Δ 2.1	719.61	716.95	15.9	15.3	9.6

Notes:

1. Investment profit or loss recognized on equity basis
   Fiscal Year ended March 31, 2006 135 million yen
   Fiscal Year ended March 31, 2005 204 million yen
2. Average number of shares outstanding during the period (consolidated)
   Fiscal Year ended March 31, 2006 34,831,117 shares
   Fiscal Year ended March 31, 2005 35,683,702 shares
3. Are there any changes in the accounting method? No
4. The percentage figures for consolidated net sales, operating income, ordinary income and net income are a comparison against results from the previous consolidated fiscal year.

(2) Consolidated Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Stockholders' Equity Per Share
	Million yen	Million yen	%	Yen
Fiscal Year 2005	288,524	197,870	68.6	5,752.92
Fiscal Year 2004	255,326	174,043	68.2	4,919.43

Note: Number of shares outstanding at the end of the period (consolidated):
Fiscal Year ended March 31, 2006 34,394,890 shares
Fiscal year ended March 31, 2005 35,369,837 shares

(3) Consolidated Cash Flows

	Cash Flows Provided by Operating Activities	Cash Flows Used in Investing Activities	Cash Flows Provided by Financing Activities	Outstanding Amount of Cash and Cash Equivalents at the End of Period
	Million yen	Million yen	Million yen	Million yen
Fiscal Year 2005	△ 14,195	△ 47,610	9,204	58,587
Fiscal Year 2004	22,018	△ 32,508	△ 419	101,156

(4) Consolidated subsidiaries and application of the equity method:
Number of consolidated subsidiaries: 12
Number of non-consolidated and equity-method subsidiaries: 0
Number of affiliates accounted by the equity method: 2

(5) Change in coverage of consolidated and equity-method accounting:
Number of firms newly included for consolidated accounting: 0
Number of firms excluded for consolidated accounting: 1
Number of firms newly included for equity-method accounting: 0
Number of firms excluded for equity-method accounting: 0

2. Forecast of Consolidated Results for the Full Year (April 1, 2006 - March 31, 2007)

	Net Sales	Ordinary Income	Net Income
	Million yen	Million yen	Million yen
Interim Period	165,500	11,000	7,900
Full Year	400,000	29,600	22,400

(Reference) Expected net income after tax per share (Full-year basis) 651.26 yen

(1) STATE OF CORPORATE GROUP

The Group, which comprises the Company (Funai Electric Co., Ltd.) and its 23 related companies (20 subsidiaries and 3 affiliated companies), engages in the manufacture and sale of various electric appliances as a principal business, as well as other businesses pertaining thereto.

The following are its main products:

Audiovisual equipment:	VCRs, DVD players, DVD recorders, TVs, LCD TVs, plasma TVs, projectors
Information equipment:	Printers, digital still cameras

The contents of business of the Company and its major related companies and their positioning in such business are as described below:

Contents of business	Main companies
Manufacture of audiovisual equipment and information equipment	The Company Chugoku Funai Electric Co., Ltd. Funai Electric (HK) Ltd. H.F.T. Industrial Ltd. Funai Electric (Malaysia) Sdn.Bhd. Funai (Thailand) Co., Ltd. Highsonic Industrial Ltd. PT. Display Devices Indonesia
Sale of audiovisual equipment and information equipment	The Company DX ANTENNA Co., Ltd. Funai Corporation, Inc. Funai Europe GmbH
Others • After-sales service of electric appliances, etc.	Funai Service Co., Ltd. and 12 other companies

The following is a chart of the aforementioned business of the Group:


Customers
(Domestic sales company)
Consolidated subsidiary (1 company)
DX ANTENNA Co., Ltd.
(Overseas sales companies)
Consolidated subsidiaries (2 companies)
Funai Corporation, Inc.
Funai Europe GmbH
The Company
(Domestic manufacturing company)
Consolidated subsidiary (1 company)
Chugoku Funai Electric Co., Ltd.
(Overseas manufacturing companies)
Consolidated subsidiaries (3 companies)
Funai Electric (HK) Ltd.
Funai Electric (Malaysia) Sdn. Bhd.
Funai (Thailand) Co., Ltd.
(Other related companies)
Consolidated subsidiaries (4 companies)
Funai Service Co., Ltd. and 3 other companies
Non-consolidated subsidiaries (8 companies)
F.G.S. Co., Ltd. and 7 other companies
Affiliated company (1 company)
BW-Highsonic Industrial Limited
Consolidated subsidiary (1 company)
H.F.T. Industrial Ltd.
Affiliated companies subject to the equity method (2 companies)
Highsonic Industrial Ltd.
PT. Display Devices Indonesia
(Legend)
Supply of products
Supply of parts

(2) BUSINESS POLICY

1. Fundamental management policy

Consistent with its corporate principles of "Supply Better Products", "Gain Unshaken Confidence" and "Attain More Fruitful Mutual Prosperity", the Company pursues business activities based on the fundamental policy of establishing steadfast confidence and allowing all of the people related with the Company to prosper mutually by establishing the most efficient development, manufacturing and marketing systems and ensuring stable supplies of high-quality and reasonably-priced products to the world market.

2. Fundamental dividend policy

The Company recognizes the paying out of earnings to its shareholders as one of the most important missions of management and attaches basic importance to strengthening its operating base and maintaining a constant payment of dividends. In concrete terms, the Company will implement its dividend policy positively, based on the dividend rate of 1% for shareholder's equity on a consolidated basis, while taking into consideration its operating results and business conditions.

In accordance with such policy, management plans to increase the year-end dividend per share for the fiscal year under review by ¥5.00 from the initially projected ¥50.00 to ¥55.00 (annual dividend per share: ¥55.00).

With regard to retained earnings, the Company intends to apply them as funds for securing constant distribution of profit to the shareholders in the future and middle- and long-term business development to further improve its corporate strength.

The Company, at the meeting of its Board of Directors held on May 11, 2005, resolved that the Company would acquire its own shares of common stock, not exceeding 1,000,000 shares, for not exceeding ¥15,000,000,000 to allow management to carry out capital policies with agility in response to changing business conditions. Accordingly, the Company acquired 1,000,000 shares of common stock for ¥12,336,000,000 by December 15, 2005. As a result, the Company held 1,701,006 shares of treasury stock as of March 31, 2006.

With regard to the payment of dividends after the enforcement of the Corporation Law of Japan, the Company will continue to pay year-end dividends (once a year) as in the past.

3. Philosophy and policy on reduction in investment unit prices

The Company recognizes that the reduction in investment unit prices will be effective to expand the base of individual investors and help develop the active equity market.

The Company, while taking into consideration its operating results and stock movements, intends to study measures to increase the liquidity of its shares and maximize shareholder value. However, at present, no specific measures and timing therefor is determined.

4. Action assignments and the long- and medium-term management strategy of the Company

In our electronics industry, demand is rapidly shifting from analog to digital products. Such development creates new user needs and product-life cycles are becoming shorter and shorter. Additionally, Chinese and other Asian manufacturers have assumed greater prominence and manufacturers from outside our industry, such as IT companies, have made inroads into the digital product market. Thus, price competition is intensifying.

Under these environment, the Company has clarified the action assignments of the Group and took measures during the fiscal year under review, as described below:

(1) Aggressive development of digital products and the strengthening of the system therefor

The Group broke into the market of DVD recorders, in cooperation with Mitsubishi Electric Corporation, and the market of digital still cameras in collaboration with Eastman Kodak Company of the United States. The Group also entered into a comprehensive business alliance with Thomson Group, including the exclusive license of certain patents and joint development in the digital television area. Thus, the Group has aggressively been developing business in the digital product area. In February 2006, the Group entered into an alliance with the Chi Mei Group in Taiwan for a stable supply of TFT liquid crystal panels for use in TVs and made a loan of US$400,000,000 to strengthen the relationship of both groups. In addition, the Company has entered into an agreement with Kyoto University to jointly establish a system of next-generation optical discs and a comprehensive industry-university cooperation agreement on research and development of digital products with the University of Electro-Communications.

The Company will continue its efforts to develop products in the digital product area, among others and strengthen its system therefor, through enhancement of its technologies by human resources development, business alliances with other companies, industry-university cooperation and mergers and acquisitions, as the case may be.

(2) Country risk aversion

Sales of the Group are as described in "3. Risk factors in business – (2) (i) Dependence on the North American market". To avert such risks, Funai Europe GmbH, a sales subsidiary of the Company in Europe, established a branch in London in July 2005 and a branch in Warsaw in October 2005, to expand the Group's sales network.

In Japan, to strengthen competitiveness and marketing capabilities of the Group, the goodwill of Funai Sales Co., Ltd., a subsidiary of the Company, was transferred to DX ANTENNA Co., Ltd., another subsidiary, in April 2005, whereby integrating its marketing structure. In addition, the Company is planning to develop new markets in India and Russia, among others, which are expected to expand in the future.

Manufacturing of the Group is as described in "3. Risk factors in business – (2) (ii)

Dependence on production in China". To avert such risks, Funai (Thailand) Co., Ltd., established in Thailand, is expanding manufacturing of large-size TVs and other audiovisual equipment.

(3) Maintenance of competitiveness

To maintain competitiveness of the Group, it is necessary to promote internal production, bolster its purchasing power and further promote cost reductions by utilizing its unique productivity improvement system, or Funai Production System (FPS). In addition, it is another key issue to strengthen ties with leading distributors in globally dominating positions and OEM customers.

(4) Commitment to environmental protection

The Group recognizes commitment to global environmental protection as another important management challenge. The Company has established an environment section at its head office and committed itself to environmental protection. The Company has also focused its efforts on acquiring the approval of ISO14001, an international environment management standard. The Dong Guan Plant (Guang Dong, China), a consignee of the Company, and its business sites in and outside of Japan have acquired such approval. The Company plans to acquire the approval for its business sites in the future.

(5) Supplementary tax assessment based on application of tax system for dealing with tax havens

On June 28, 2005, the Company received notice of supplementary tax assessment from the Osaka Regional Taxation Bureau of aggregate taxation on the profits of the subsidiaries (consolidated subsidiaries) in Hong Kong for the three fiscal years ended March 31, 2002 through March 31, 2004 recognized as income of the Company, as the subsidiaries in Hong Kong did not satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens. The additional tax payment amount was estimated at ¥16, 651 million (¥19,184 million including incidental taxes), including corporate income taxes, inhabitant taxes and enterprise taxes. The Company regards the assessment to be improper based on factual errors and has filed an administrative protest.

5. Matters concerning the parent company

Not applicable.

(3) OPERATING RESULTS AND FINANCIAL CONDITION

1. Operating results

(1) Overview of operating results for the year ended March 31, 2006

With regard to the global economy during the fiscal year under review, the US economy continued to expand as private spending and capital investment grew steadily in spite of a series of large hurricanes. In Asia, the economies, especially China, also grew steadily. The Euro-zone economies showed a slow recovery due to an increase in exports.

The Japanese economy entered a phase of slow recovery as capital investment expanded due to the improvement of corporate earnings and increased demand and private spending increased due to improved employment conditions and a rise in consumer confidence.

In our electronics industry, demand for digital products, including TVs mounted with thin flat display panels, among others expanded. However, due to price hikes of raw materials arising from higher crude oil prices, as well as a sharp decline in prices of products arising from intensifying competition as Chinese and other Asian manufacturers assumed greater prominence and manufacturers from outside our industry, such as IT companies, made inroads into the digital product market. Thus, manufacturers continued to be faced with a severe condition.

Under these circumstances, the Group has exerted its efforts to develop and expand sales of digital products, including DVD-related products, LCD TVs, plasma TVs and digital still cameras, among others.

Consequently, consolidated net sales amounted to ¥360,885 million (down 5.8% from the previous fiscal year). In terms of income, consolidated operating income and consolidated ordinary income amounted to ¥23,305 million (down 30.1%) and ¥27,461 million (down 25.0%), respectively. Consolidated net income amounted to ¥21,596 million (down 16.0%).

The fiscal year under review fell on the final year of the "Consolidated Medium-Term Management Plan" publicized in November 2002. Its targets of at least ¥500,000 million of net sales and 8% of operating income on net sales on a consolidated basis for the fiscal year ending March 31, 2006 were not reached due to the following factors. With regard to analog products, the market for VCRs and combination TV/VCRs contracted more than forecasted. With regard to digital products, product prices of DVD players declined more than projected and the market for DVD recorder-related products was slow in growing in the United States. Additionally, sales of printers slowed down.

The business of the Group focuses on the manufacture and sale of electric appliances and hence, no classification of divisions of business is available. The following are sales by product.

Audiovisual equipment:

With regard to analog products, while sales of VCRs and combination TV/VCRs decreased due to the market contraction, sales of cathode ray tube TVs, which had been in strong demand, increased as the Company focused its efforts on sales promotion. With regard to digital products, sales of LCD TVs and plasma TVs increased steadily. However, due to a sharp decline in DVD-related products and weak demand growth in DVD recorders in North America, sales of digital products decreased. Thus, net sales of audiovisual equipment amounted to ¥235,465 million (down 6.8% from the previous fiscal year).

Information equipment:

Sales of digital still cameras have continued to increase since the previous fiscal year. However, sales of printers decreased due to intensifying competition. As a result, net sales of information equipment amounted to ¥95,950 million (down 5.0% from the previous fiscal year).

Others:

Net sales of others amounted to ¥29,468 million (down 0.1% from the previous fiscal year) as sales of parts and other items decreased.

(2) Outlook for the next fiscal year

To forecast the business conditions during the next fiscal year, the world economy is expected to continue to remain strong, though it is confronted with unforeseeable factors, such as high prices of crude oil and rising interest rates.

The Group is expected to continue to remain in difficult conditions, including a decline in product prices due to intensifying competition. However, the Group intends to exert its efforts to expand sales of LCD TVs, for which the market is expected to expand rapidly, as well as digital products, including DVD-related products and digital still cameras.

The Company also intends to utilize its well-established technologies and its unique productivity improvement system, Funai Production System (FPS) and promote strategic tie-ups, to further improve efficiencies and increase earnings.

The following is an outlook for the operating results for the year ending March 31, 2007:

Consolidated operating results

		Comparison with the previous fiscal year
Net sales	¥400.0 billion	+10.8%
Operating income	¥28.0 billion	+20.1%
Ordinary income	¥29.6 billion	+ 7.8%
Net income	¥22.4 billion	+ 3.7%

Non-consolidated operating results

		Comparison with the previous fiscal year
Net sales	¥342.0 billion	+ 9.2%
Operating income	¥12.3 billion	- 14.5%
Ordinary income	¥12.5 billion	- 27.2%
Net income	¥7.4 billion	- 33.7%

In the outlook for the operating results, the exchange rate is estimated at $1=¥113.00. Additionally, the outlook is made based on information available at the present time and involves risks and uncertainties. Actual results may differ from those mentioned above as a result of various factors, including changes in the economic conditions in the United States (our major market) and elsewhere overseas and abrupt fluctuations in product prices.

2. Financial condition

In terms of cash flows on a consolidated basis for the fiscal year under review, cash flows from operating activities, cash flows from investing activities and cash flows from financing activities resulted in payments of ¥14,195 million, payments of ¥47,610 million and income of ¥9,204 million, respectively. As a result, cash and cash equivalents at the end of the year amounted to ¥58,587 million.

The trends of the indices of cash flows of the Group are as follows:

	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
Ratio of shareholders' equity (%):	65.4	65.3	67.1	68.2	68.6
Ratio of shareholders' equity on a market value basis (%):	257.1	232.4	238.6	183.1	138.8
Years for debt redemption (year):	0.5	0.2	0.3	0.5	-
Interest coverage ratio:	39.3	84.9	128.9	63.8	-

Ratio of shareholders' equity:	Shareholders' equity/Total assets
Ratio of shareholders' equity on a market value basis:	Aggregate market value of listed stock/Total assets
Years for debt redemption:	Interest-bearing debt/Cash provided by operating activities

Interest coverage ratio: Cash provided by operating activities/Interest payments

* Each of the indices is calculated based on financial data on a consolidated basis.

* The aggregate market value of listed stock is calculated based on the closing stock price at the end of each fiscal year multiplied by the total number of shares outstanding at the end of each fiscal year.

* As cash provided by operating activities, cash flows from operating activities in the consolidated statement of cash flows are used. Interest-bearing debt covers all debt with interest being paid which is stated in the balance sheet. As interest payments, interest paid in the consolidated statement of cash flows is used.

* For the fiscal year under review (ended March 31, 2006), the descriptions of the years for debt redemption and the interest coverage ratio are omitted as the cash provided by operating activities was negative.

3. Risk factors in business

The major risks that may affect the operating results and financial position of the Group are described below.

The future factors contained herein are envisioned by the Company as of the end of the fiscal year under review.

(1) Management policy of the Group

The Group has adopted a policy of providing quality and reasonably-priced products to consumers based on its manufacturing and marketing systems in optimal places on a global scale and engages in manufacture and sale of its major products, covering audiovisual equipment (DVD-related products, VCRs, combination TV/VCRs, cathode ray tube TVs, LCD TVs, etc.), information equipment (printers and digital still cameras) and others (electronic equipment related to receivers, etc.).

These product categories are diffused in comparatively high rates and price competition is intense. Additionally, with regard to digital products the Group faces severe competition for development of new technologies and functions, which may affect the operating results and financial position of the Group.

(i) Product pricing policy

Basically, the Group targets consumer needs of additional purchases for personal use and considers it necessary to materialize reasonable prices. Hence, the Group is further promoting the establishment of its manufacturing system in optimal places and its unique productivity improvement system, Funai Production System (FPS) and endeavoring to reduce costs by centralized purchases of parts, etc.

However, as competition in the electronics industry is intensifying, a rise in prices of parts and materials may affect the operating results and financial position of the Group in spite of these measures.

(ii) Product supply by OEM (original equipment manufacturing)

The Group has exerted its efforts to enter into tie-ups with overseas distributors and electronic equipment manufacturers, principally. The rate of product supply by OEM amounted to 49.0% for the fiscal year ended March 31, 2006.

The OEM strategy enables the Group to increase the market share efficiently and improve productivity by volume efficiency, while it may cause any unexpected change as marketing strategies are left to counterparties. In addition, the terms of individual OEM agreements tend to be relatively short. Hence, we must act to find out about the needs of counterparties accurately. The Group must leverage its OEM strategy and to supplement such strategy, devise a proposal-style marketing strategy by strengthening its marketing capabilities and establishing its own brand from the long-range perspective. However, the way the Group progresses with such strategies may affect the operating results and financial position of the Group.

(iii) Response to new technologies

The electronics industry has experienced rapid digitalization on a global scale and market needs tend to be diversifying. Hence, the Group must accelerate developing new products in terms of quality, quantity and speed.

To address these challenges, the Group is upgrading technologies, including human resources development, in the digital area, specifically, which will be the base of its operations in the future, while the Group regards business tie-ups, industry-university cooperation and mergers and acquisitions as possible options. However, greater-than-expected diversification of market needs and technological innovations may affect the operating results and financial position of the Group.

(2) Impact of overseas market conditions

(i) Dependence on the North American market

Net sales of the Group derive from overseas markets at a very high rate. Specifically, net sales derived from the North American market accounted for 70.2% of the total net sales of the Group for the fiscal year under review.

Hence, if the economy in North America goes into a major recession, the operating results and financial position of the Group may be affected.

(ii) Dependence on production in China

The Group has integrated its manufacturing in optimal places and made purchases in large quantities and en masse to enhance the price competitiveness of its products. Its manufacturing sites are located in China, Malaysia and Thailand and its overseas manufacturing rate was 98.5% for the fiscal year under review; its manufacturing rate in China was 74.4%. Hence, in the event of any change of the political system, change of law and taxation, emergence of a dispute, natural calamity, epidemic or any other contingency in China, the operating results and financial position of the Group may be affected.

(iii) Risk of fluctuations of foreign exchanges

The Group determines production sites for its main products based on its policy on manufacturing and marketing systems in optimal places on a global scale. Accordingly, VCRs, DVD-related products, LCD TVs and printers are manufactured by Funai Electric (HK) Ltd. and TVs, combination TV/VCRs and plasma TVs are manufactured by Funai Electric (Malaysia) Sdn. Bhd. and Funai (Thailand) Co., Ltd.

With regard to marketing, the Company purchases these products from its relevant overseas manufacturing subsidiaries, sells them to the North American and other overseas markets through its overseas marketing subsidiaries or by direct sales to OEM customers and markets them in Japan through its marketing subsidiaries.

The rate of purchases from the above three overseas manufacturing subsidiaries to aggregate purchases accounted for 95.1% for the fiscal year ended March 31, 2006 and the rate of overseas net sales to aggregate net sales accounted for 89.1% for the same period. Most of such purchases and sales were made in the U.S. dollar. Hence, risks involved in fluctuations of foreign exchanges are considered to be reduced.

However, risks of fluctuations of foreign exchanges cannot be eliminated completely. Sharp fluctuations of foreign exchanges may affect the operating results and financial position of the Group.

(3) Supplementary tax assessment based on application of tax system for dealing with tax havens

The supplementary tax assessment based on application of tax system for dealing with tax havens is described in "(2) Business Policy - 4. Action assignments and the medium-term management strategy of the Company - (v) Supplementary tax assessment based on application of tax system for dealing with tax havens". If the Company's claim is not accepted in the administrative protest filed against the assessment or any other legal proceeding, the operating results and financial position of the Group may be affected.

CONSOLIDATED BALANCE SHEETS

(Mil. Yen)

	Fiscal year ended March 31,2006		Fiscal year ended March 31,2005		Amount of increase or decrease
ASSETS:	Amount	%	Amount	%	
Current Assets:	150,286	52.1	180,851	70.8	△ 30,565
Cash and Deposits	58,592		101,846		
Trade Notes and Trade Accounts Receivables	49,415		45,520		
Inventories	34,453		27,303		
Deferred Tax Assets	2,927		2,990		
Others	5,491		3,995		
Allowance for Receivables	△ 594		△ 804		
Fixed Assets:	138,237	47.9	74,474	29.2	63,762
Tangible Fixed Assets	19,399	6.7	22,406	8.8	△ 3,006
Buildings and Structures	5,984		6,494		
Machinery, Equipment and Motor Vehicles	4,078		5,535		
Tools, Furniture and Fixtures	4,222		5,266		
Lands	5,068		5,102		
Others	46		7		
Intangible Fixed Assets	7,257	2.5	7,932	3.1	△ 674
Patent Right	6,137		7,057		
Others	1,120		874		
Investment and Other Assets	111,580	38.7	44,136	17.3	67,444
Investment Securities	42,681		41,282		
Long-Term Loans Receivables	47,199		498		
Long-Term Temporary Payment of Tax	19,184		—		
Deferred Tax Assets	136		422		
Others	3,235		2,442		
Allowance for Doubtful Receivables	△ 857		△ 509		
TOTAL ASSETS	288,524	100.0	255,326	100.0	33,197

(Mil. Yen)

	Fiscal year ended March 31,2006		Fiscal year ended March 31,2005		Amount of increase or decrease
LIABILITIES:	Amount	%	Amount	%	
Current Liabilities	76,495	26.5	68,098	26.7	8,396
Trade Notes and Trade Accounts Payables	32,124		38,639		
Short-Term Loans Payables	29,348		4,011		
Accounts Payables	9,080		13,277		
Accrued Corporate Taxes, etc.	2,566		8,746		
Reserve for Products Guarantee	312		275		
Other Current Liabilities	3,063		3,149		
Long-Term Liabilities:	13,823	4.8	12,939	5.0	883
Long-Term Loans Payables	5,317		6,041		
Deferred Tax Liabilities	4,805		682		
Reserve for Retirement Benefits	1,847		4,855		
Allowance for Officers' Retirement Gratuities	907		926		
Other Long-Term Liabilities	946		434		
TOTAL LIABILITIES	90,319	31.3	81,038	31.7	9,280
Minority Interests:					
Minority Interests	333	0.1	243	0.1	89
SHAREHOLDERS' EQUITY:					
Common Stock	31,240	10.8	31,118	12.2	
Additional Paid-in Capital	33,205	11.5	33,083	13.0	
Retained Earnings	145,029	50.3	125,246	49.1	
Revaluation Difference of Other Securities	8,504	3.0	5,410	2.1	
Foreign Exchange Translation Adjustment	1,104	0.4	△ 11,943	△ 4.7	
Treasury Stock	△ 21,214	△ 7.4	△ 8,872	△ 3.5	
TOTAL SHAREHOLDERS' EQUITY	197,870	68.6	174,043	68.2	23,826
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	288,524	100.0	255,326	100.0	33,197

CONSOLIDATED STATEMENTS OF INCOME

(Mil. Yen)

	Fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)		Fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)		Amount / Rate of increase or decrease	
	Amount	%	Amount	%	Amount	%
Net Sales	360,885	100.0	383,034	100.0	△ 22,148	△ 5.8
Cost of Sales	294,032	81.5	305,165	79.7	△ 11,132	△ 3.7
Selling, General and Administrative Expenses	43,547	12.0	44,521	11.6	△ 973	△ 2.2
Operating Income	23,305	6.5	33,348	8.7	△ 10,042	△ 30.1
Non-Operating Income:						
Interest Income	3,042		1,549			
Investment Profit on Equity Method	135		204			
Exchange Gain	1,658		1,134			
Others	468		948			
Non-Operating Income	5,304	1.4	3,836	1.0	1,467	38.3
Non-Operating Expenses:						
Interest Expenses	875		352			
Others	273		215			
Non-Operating Expenses	1,148	0.3	568	0.1	580	102.1
Ordinary Income	27,461	7.6	36,616	9.6	△ 9,154	△ 25.0
Extraordinary Income						
Gains from Sales of Fixed Assets	66		734			
Return of the Entrusted Portion of the Employee Pension Fund	3,056		—			
Others	294		527			
Extraordinary Income	3,417	1.0	1,262	0.3	2,155	170.8
Extraordinary Losses						
Losses on Sales and Disposal of Fixed Assets	220		198			
Estimated Loss in Value of Securities	455		1,061			
Estimated Loss in Value of Inventory	—		786			
Others	783		515			
Extraordinary Losses	1,459	0.4	2,562	0.7	△ 1,102	△ 43.0
Income before Income Taxes	29,420	8.2	35,316	9.2	△ 5,896	△ 16.7
Corporate Income Taxes, Inhabitant Taxes and Enterprise Taxes	5,351	1.5	9,844	2.6		
Income Tax Adjustments	2,420	0.7	△ 305	△ 0.1		
Minority Shareholder's Interests	52	0.0	53	0.0		
Net Income after Tax	21,596	6.0	25,722	6.7	△ 4,126	△ 16.0

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(million yen)

	Fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
(Additional paid-in capital)		
Balance of additional paid-in capital at beginning of the year	33,083	32,466
Increase in additional paid-in capital	121	616
Issue of new shares upon exercise of stock acquisition rights	121	178
Gain on disposition of treasury stock	-	438
Balance of additional paid-in capital at end of the year	33,205	33,083
(Retained earnings)		
Balance of retained earnings at beginning of the year	125,246	100,278
Increase in retained earnings	21,596	25,722
Net income	21,596	25,722
Decrease in retained earnings	1,812	754
Cash dividends	1,768	705
Officers' bonuses	44	49
Balance of retained earnings at end of the year	145,029	125,246

CONSOLIDATED STATEMENTS OF CASH FLOWS

(million yen)

	Fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Increase or decrease
I. Cash flows from operating activities			
Net income before income taxes, etc.	29,420	35,316	(5,896)
Depreciation	8,172	7,008	1,163
Increase (decrease) in allowance for doubtful receivables	190	(494)	685
Increase (decrease) in reserve for retirement benefits	48	221	(173)
Interest and dividend income	(3,310)	(1,669)	(1,641)
Interest expense	875	352	522
(Gain) loss from equity method investments	(135)	(204)	68
Valuation loss of inventories	-	786	(786)
(Gain) loss from sale of tangible fixed assets	(16)	(695)	679
Valuation loss of investment securities	455	1,061	(606)
Gain from return of the substitutional portion of the employees' pension fund liabilities	(3,056)	-	(3,056)
(Increase) decrease in trade accounts receivable	1,119	(11,543)	12,662
(Increase) decrease in inventories	(4,098)	(9,591)	5,492
Increase (decrease) in trade accounts payable	(11,550)	2,338	(13,889)
Others	(3,159)	(3,194)	34
Subtotal	14,953	19,692	(4,738)
Interest and dividends received	3,228	1,619	1,608
Interest paid	(865)	(345)	(520)
Income taxes refunded (paid)	(12,327)	1,051	(13,378)
Long-term suspense tax payment	(19,184)	-	(19,184)
Cash flows from operating activities	(14,195)	22,018	(36,214)
II. Cash flows from investing activities			
Withdrawal of time deposits	-	141	(141)
Sale of securities	692	312	380
Acquisition of tangible fixed assets	(3,954)	(15,142)	11,187
Sale of tangible fixed assets	662	1,080	(418)
Acquisition of intangible fixed assets	(2,368)	(5,268)	2,900
Acquisition of investment securities	(871)	(14,278)	13,407
Sale of investment securities	4,438	355	4,082
Making of loans	(47,008)	(260)	(46,747)
Collection of loans	163	72	90
Others	635	480	155
Cash flows from investing activities	(47,610)	(32,508)	(15,102)
III. Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	23,803	(844)	24,647
Repayment of long-term loans payable	(724)	(794)	70
Proceeds from issuance of shares	243	356	(113)
Acquisition of its own shares	(12,342)	(8,871)	(3,470)
Sale of its own shares	-	10,448	(10,448)
Cash dividends paid	(1,768)	(705)	(1,063)
Others	(8)	(9)	1
Cash flows from financing activities	9,204	(419)	9,623

	Fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Increase or decrease
IV. Translation gain/loss related to cash and cash equivalents	10,033	(1,541)	11,575
V. Net increase (decrease) in cash and cash equivalents	(42,568)	(12,450)	(30,117)
VI. Cash and cash equivalents at beginning of the year	101,156	113,606	(12,450)
VII. Cash and cash equivalents at end of the year	58,587	101,156	(42,568)

(Translation omitted hereinafter)

- END -

Member, Financial Accounting Standards Foundation

Financial Report for the 12-Month Period ended March 31, 2006 (Non-consolidated)

May 11, 2006

Listed company name: Funai Electric Co., Ltd. Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Sections

(URL http://www.funai.jp/)
Inquiries: Representative's position and name President Tetsuro Funai
Administrator's position and name Executive Manager, Accounting Department Katsumi Furukawa TEL: (072) 870-4304

Date of the Board of Directors Meeting to approve the operating results report May 11, 2006
Date to begin payment of dividend June 7, 2006
Has the Company adopted a unit stock system? Yes (One unit: 100 shares)

Does the Company have an interim dividend system? Yes
Date of the annual general shareholder's meeting June 22, 2006

1. Summary of Results for the Fiscal Year Ended March 2006 (April 1, 2005 – March 31, 2006)

(1)Operating Results (Non-consolidated) (Figures are rounded down to the nearest million yen)

	Net Sales		Operating Income		Ordinary Income	
	Million yen	%	Million yen	%	Million yen	%
Fiscal Year 2005	313,194	△ 11.4	14,384	△ 24.3	17,177	△ 17.6
Fiscal Year 2004	353,592	16.2	18,989	△ 6.2	20,847	22.7

	Net Income		Net Income Per Share	Net Income Per Share on a Fully Diluted Basis	Net Income to Shareholder's Equity	Ordinary Income to Total Assets	Ordinary Income to Net Sales
	Million yen	%	Yen	Yen	%	%	%
Fiscal Year 2005	11,161	△ 7.0	320.45	319.97	11.1	12.2	5.5
Fiscal Year 2004	12,004	66.5	335.17	333.93	12.8	16.1	5.9

Notes:

1. Average number of shares outstanding during the period
   Fiscal Year ended March 31, 2006 34,831,117 shares
   Fiscal Year ended March 31, 2005 35,683,702 shares
2. Are there any changes in the accounting method? No
3. The percentage figures for net sales, operating income, ordinary income and net income are a comparison against results from the previous fiscal year.

(2) Dividend

	Annual Dividend per Share			Total Dividend Paid	Payout Ratio	Dividend on Shareholders' Equity
		Interim Period	End of Period	Million yen	%	%
Fiscal Year 2005	55.00	0.00	55.00	1,891	17.2	1.9
Fiscal Year 2004	50.00	0.00	50.00	1,768	14.9	1.8

Note: Dividend per share for the term ended March 2006 consists of a 55 yen ordinary dividend.

(3) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Stockholders' Equity Per Share
	Million yen	Million yen	%	Yen
Fiscal Year 2005	141,353	100,601	71.2	2,924.89
Fiscal Year 2004	140,307	100,291	71.5	2,834.27

Notes:

1. Number of shares outstanding at the end of the period
   Fiscal Year ended March 31, 2006 34,394,890 shares
   Fiscal Year ended March 31, 2005 35,369,837 shares

1. Number of shares of treasury stock at the end of the period
   Fiscal Year ended March 31, 2006 1,701,006 shares
   Fiscal Year ended March 31, 2005 700,559 shares

2. Forecast of Results for the Full Year (April 1, 2006 - March 31, 2007)

	Net Sales	Ordinary Income	Net Income	Dividends Per Share		
				Interim Period	End of Period	
	Million yen	Million yen	Million yen	Yen	Yen	Yen
Interim Period	179,500	6,700	4,000	―――	―――	―――
Full Year	342,000	12,500	7,400	―――	55.00	55.00

(Reference) Expected net income after tax per share (Full-year basis) 215.15yen

Press Release

FUNAI

April 24, 2006

Funai Electric Co., Ltd.

Representative: Tetsuro Funai, President
(Code No.: 6839 First Section of the TSE/OSE)
Inquiries: Naoyuki Takanaka
Investor Relations Department
(Tel: 81-72-870-4395)

Notice of Dissolution of Subsidiary

At the Board of Directors meeting held on April 24, 2006, the Directors of Funai Electric Co., Ltd. approved a resolution to dissolve Funai Sales Co., Ltd.; one of the Companies's consolidated subsidiaries.

1. Reason of Dissolution

To strengthen the competitiveness and marketing and sales capabilities of Funai Group by consolidating its domestic sales network, the Company transferred the operations of Funai Sales Co., Ltd. to DX Antenna Co., Ltd. and changed its status to a dormant subsidiary on April 1, 2005, and decided at today's board meeting to dissolve the dormant subsidiary.

2. Outline of Funai Sales Co., Ltd.

(1) Head Office	7-1, Nakagaito 7-chome, Daito city, Osaka Prefecture
(2) President	Hiroshi Ishizaki
(3) Established	June 21, 1982
(4) Business	Sales of electrical equipment and devices
(5) Paid-in Capital	450 million yen
(6) Main Shareholder	100% wholly-owned subsidiary of Funai Electric Co., Ltd.

3. Dissolution Schedule

April 24, 2006	Approval of dissolution resolution
August 2006	Planned liquidation

4. Perspective for the Future

The dissolution of the above-mentioned subsidiary will not have a material effect on the consolidated operating results for the fiscal year ending in March 2007.

End